Exhibit 99.1

Phoenix New Media Reports Third Quarter 2012 Unaudited Financial Results

3Q12 Net Advertising Revenues Up 11.4% YOY

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 20

BEIJING, China, November 20, 2012 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•	Total revenues increased by 5.8% year-over-year to RMB286.4 million (US$45.6 million), driven by an 11.4% increase in net advertising revenues.

•	Net income attributable to Phoenix New Media was RMB11.5 million (US$1.8 million), as compared to RMB56.8 million in the third quarter of 2011.

•	Adjusted net income attributable to Phoenix New Media[1] was RMB14.1 million (US$2.2 million), as compared to RMB61.5 million in the third quarter of 2011.

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “Even though our advertising business continued to experience softness due to the uncertainty of the macro-economic situation, advertisers continued to demonstrate confidence in our media platform by increasing their average spending on our platform by nearly 36% year-over-year. This increase was a direct result of our premium content which generated over 110% year-over-year growth to 38 million in ifeng’s daily unique visitors in September, the growth of which continued to significantly outpace our peers, according to iResearch. Looking forward, we remain confident that once the macro-economic situation stabilizes, we can expect stabilization in the overall advertising business, providing us improved visibility in the coming quarters.”

Third Quarter 2012 Financial Results

REVENUES

Total revenues for the third quarter of 2012 increased by 5.8% to RMB286.4 million (US$45.6 million) from RMB270.8 million in the third quarter of 2011.

Net advertising revenues, calculated net of advertising agency service fees, for the third quarter of 2012 increased by 11.4% to RMB140.5 million (US$22.4 million) from RMB126.2 million in the third quarter of 2011, primarily due to an increase in average revenue per advertiser (“ARPA”) of 35.5% to RMB585,500 (US$93,100) for 240 total advertisers.

[1]

An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

Paid service revenues for the third quarter of 2012 increased by 0.9% to RMB145.8 million (US$23.2 million) from RMB144.6 million in the third quarter of 2011. Mobile Internet and value-added services (“MIVAS”)2 revenues decreased by 7.0% to RMB125.5 million (US$20.0 million) in the third quarter of 2012 from RMB134.9 million in the third quarter of 2011 due to the expected decrease in sales from 2G text message based pay-per-view services. Video value-added services (“video VAS”) revenues increased by 109.9% to RMB20.4 million (US$3.2 million) in the third quarter of 2012 from RMB9.7 million in the third quarter of 2011, primarily due to an expansion in video VAS user base across the three major telecom operators in China.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the third quarter of 2012 increased by 14.5% to RMB173.9 million (US$27.7 million) from RMB151.9 million in the third quarter of 2011. Revenue sharing fees to telecom operators and channel partners decreased to RMB79.4 million (US$12.6 million) in the third quarter of 2012 from RMB89.1 million in the third quarter of 2011, primarily due to the decrease in MIVAS revenues. Content and operational costs increased to RMB60.1 million (US$9.6 million) in the third quarter of 2012 from RMB37.9 million in the third quarter of 2011 due to the increase in staff-related costs, office rental fees, as well as the increase in content production and acquisition costs. Bandwidth costs increased to RMB20.2 million (US$3.2 million) in the third quarter of 2012 from RMB9.5 million in the third quarter of 2011 primarily due to the significant growth in user traffic. Sales tax and surcharges decreased to RMB14.2 million (US$2.3 million) in the third quarter of 2012 from RMB15.4 million in the third quarter of 2011. Share-based compensation expenses included in cost of revenues was RMB0.6 million (US$0.1 million) in the third quarter of 2012 as compared to RMB1.2 million in the third quarter of 2011.

Gross profit for the third quarter of 2012 decreased by 5.4% to RMB112.5 million (US$17.9 million) from RMB118.9 million in the third quarter of 2011. Gross margin was 39.3% in the third quarter of 2012 as compared to 43.9% in the third quarter of 2011, mainly due to the increase in staff-related costs, bandwidth costs and office rental fees. Adjusted gross margin, which excludes share-based compensation expenses, was 39.5% in the third quarter of 2012 as compared to 44.3% in the third quarter of 2011.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the third quarter of 2012 increased by 46.3% to RMB108.8 million (US$17.3 million) from RMB74.3 million in the third quarter of 2011. The increase in operating expenses was primarily attributable to increased staff-related costs, marketing and promotion events and office rental fees. Share-based compensation expenses included in operating expenses was RMB2.0 million (US$0.3 million) in the third quarter of 2012 as compared to RMB3.5 million in the third quarter of 2011.

Income from operations for the third quarter of 2012 was RMB3.7 million (US$0.6 million) as compared to RMB44.5 million in the third quarter of 2011. Operating margin was 1.3% for the third quarter of 2012 as compared to 16.4% in the third quarter of 2011. The decrease in operating margin was primarily due to increased headcount, marketing and promotion events and office rental fees.

[2]	MIVAS includes Internet VAS, which was previously a separate component of paid service.

Adjusted income from operations, which excludes the impact of share-based compensation expenses, for the third quarter of 2012 was RMB6.3 million (US$1.0 million) as compared to RMB49.2 million in the third quarter of 2011. Adjusted operating margin was 2.2% for the third quarter of 2012 as compared to 18.2% in the third quarter of 2011.

FOREIGN CURRENCY EXCHANGE GAIN/LOSS AND INTEREST INCOME

Foreign currency exchange loss for the third quarter of 2012 was RMB2.0 million (US$0.3 million), as compared to an exchange gain of RMB13.3 million in the third quarter of 2011. Interest income for the third quarter of 2012 was RMB8.2 million (US$1.3 million), as compared to RMB4.3 million in the third quarter of 2011. The increase in interest income was primarily due to higher deposit levels resulting from the Company’s IPO net proceeds.

NET INCOME

Net income attributable to Phoenix New Media for the third quarter of 2012 was RMB11.5 million (US$1.8 million) as compared to RMB56.8 million in the third quarter of 2011. Net margin for the third quarter of 2012 was 4.0% as compared to 21.0% in third quarter of 2011. Net income per diluted ADS3 in the third quarter of 2012 was RMB0.14 (US$0.02) as compared to RMB0.70 in the third quarter of 2011.

Adjusted net income attributable to Phoenix New Media for the third quarter of 2012, which excludes share-based compensation expenses, was RMB14.1 million (US$2.2 million) as compared to RMB61.5 million in the third quarter of 2011. Adjusted net margin for the third quarter of 2012 was 4.9% as compared to 22.7% in the third quarter of 2011. Adjusted net income per diluted ADS was RMB0.17 (US$0.03) in the third quarter of 2012, as compared to RMB0.76 in the third quarter of 2011.

For the third quarter of 2012, the Company’s weighted average number of ADS used in computing diluted net income per ADS was 80,672,024.

Business Outlook

For the fourth quarter of 2012, the Company expects its total revenues to be between RMB266 million and RMB276 million. Net advertising revenues are expected to be between RMB166 million and RMB171 million. Paid service revenues are expected to be between RMB100 million and RMB105 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Repurchase Program

As of September 30, 2012, the Company had repurchased an aggregate of 1,228,724 American Depositary Shares (“ADSs”) at an aggregate cost of approximately US$4.5 million on the open market. Under its ADS repurchase program, the Company has been authorized to repurchase up to US$20 million of its outstanding ADSs for a period not to exceed twelve (12) months since August 2012. The Company expects to continue to implement its share repurchase program in a manner consistent with market conditions and the interest of its shareholders, subject to the restrictions relating to volume, price and timing under applicable law.

[3]	“ADS” is American Depositary Share. Each ADS represents eight ordinary shares.

Conference Call Information

The Company will hold a conference call at 8:00p.m. U.S. Eastern Time on November 20, 2012 (November 21, 2012 at 9:00a.m. Beijing / Hong Kong time) to discuss its third quarter 2012 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
China:	4001200654
Hong Kong:	+85230512745
United States:	+16462543515
Conference ID:	59655968

A replay of the call will be available through November 26, 2012 by dialing the following numbers:

International:	+61281990299
China:	4001200932
United States:	+18554525696
Hong Kong:	+85230512780
Conference ID:	59655968

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media, adjusted net margin, adjusted net income attributable to ordinary shareholders and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation expenses. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media is net income attributable to Phoenix New Media excluding share-based compensation expenses. Adjusted net margin is adjusted net income attributable to Phoenix New Media divided by total revenues. Adjusted net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. Adjusted net income per diluted ADS is adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2848 to US$1.00, the noon buying rate in effect on September 30, 2012 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services (“MIVAS”).

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward–looking statements. Phoenix New Media may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MIVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MIVAS; changes by mobile operators in China to their policies for MIVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual report on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Tel: +86 (10) 6067-6868

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: Jeremy.peruski@icrinc.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	US $

ASSETS
Current assets:
Cash and cash equivalents	397,166	319,091	50,772
Term deposit	784,023	797,972	126,969
Accounts receivable, net	202,097	308,887	49,148
Amounts due from related parties	64,388	61,836	9,839
Prepayment and other current assets	46,334	76,827	12,224
Deferred tax assets	11,931	20,506	3,263

Total current assets	1,505,939	1,585,119	252,215

Non current assets:
Property and equipment, net	41,012	99,880	15,892
Intangible assets, net	5,415	8,385	1,334
Other non-current assets	12,128	11,139	1,773

Total non-current assets	58,555	119,404	18,999

Total assets	1,564,494	1,704,523	271,214

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	120,910	171,759	27,329
Amounts due to related parties	3,889	16,046	2,553
Advances from customers	7,191	11,977	1,906
Taxes payable	35,822	29,140	4,637
Salary and welfare payable	45,119	51,289	8,161
Accrued expenses and other current liabilities	39,276	43,486	6,919

Total current liabilities	252,207	323,697	51,505

Long-term liabilities	5,504	7,224	1,149

Total liabilities	257,711	330,921	52,654

Shareholders’ equity
Ordinary shares	42,054	42,271	6,726
Additional paid-in capital	1,830,882	1,818,767	289,391
Treasury stock	—	(7,106)	(1,131)
Statutory reserves	24,647	24,647	3,922
Accumulated deficit	(555,831)	(476,334)	(75,790)
Accumulated other comprehensive loss	(34,969)	(28,643)	(4,558)

Total shareholders’ equity	1,306,783	1,373,602	218,560

Total liabilities and shareholders’ equity	1,564,494	1,704,523	271,214

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands, except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US $	RMB	RMB	US $

Revenues:
Net advertising revenues	126,172	147,603	140,521	22,359	315,387	417,022	66,354
Paid service revenues	144,599	135,777	145,837	23,205	354,753	391,788	62,339

Total revenues	270,771	283,380	286,358	45,564	670,140	808,810	128,693
Cost of revenues	(151,912)	(157,313)	(173,887)	(27,668)	(390,440)	(466,224)	(74,183)

Gross profit	118,859	126,067	112,471	17,896	279,700	342,586	54,510
Operating expenses:
Sales and marketing expenses	(36,890)	(37,218)	(54,073)	(8,604)	(113,166)	(130,773)	(20,808)
General and administrative expenses	(19,716)	(31,591)	(29,029)	(4,619)	(55,679)	(78,004)	(12,412)
Technology and product development expenses	(17,732)	(22,208)	(25,676)	(4,085)	(51,114)	(67,875)	(10,799)

Total operating expenses	(74,338)	(91,017)	(108,778)	(17,308)	(219,959)	(276,652)	(44,019)

Income from operations	44,521	35,050	3,693	588	59,741	65,934	10,491

Other income:
Interest income	4,260	8,554	8,150	1,297	4,699	25,466	4,052
Foreign currency exchange gain/(loss)	13,318	(3,474)	(1,976)	(314)	13,418	(4,692)	(747)
Others, net	1,010	1,487	1,494	237	1,967	4,508	718

Net income before tax	63,109	41,617	11,361	1,808	79,825	91,216	14,514

Income taxes expenses	(6,271)	(6,595)	181	28	(12,989)	(11,719)	(1,865)

Net income attributable to Phoenix New Media	56,838	35,022	11,542	1,836	66,836	79,497	12,649

Accretion to convertible redeemable preferred share redemption value	—	—	—	—	(773,623)	—	—
Income allocation to participating preferred shares	—	—	—	—	(6,172)	—	—

Net income/(loss) attributable to ordinary shareholders	56,838	35,022	11,542	1,836	(712,959)	79,497	12,649

Net income/(loss) per ordinary share—basic	0.09	0.06	0.02	0.003	(1.46)	0.13	0.020
Net income/(loss) per ordinary share—diluted	0.09	0.05	0.02	0.003	(1.46)	0.12	0.020
Weighted average number of ordinary shares used in computing basic net income/(loss) per share	610,872,332	623,297,593	624,008,549	624,008,549	487,159,760	622,010,661	622,010,661
Weighted average number of ordinary shares used in computing diluted net income/(loss) per share	648,380,080	648,612,661	645,376,189	645,376,189	487,159,760	647,617,767	647,617,767
Net income/(loss) per ADS—basic	0.74	0.45	0.15	0.024	(11.71)	1.02	0.163
Net income/(loss) per ADS—diluted	0.70	0.43	0.14	0.023	(11.71)	0.98	0.156
Weighted average number of ADS used in computing basic net income/(loss) per ADS	76,359,042	77,912,199	78,001,069	78,001,069	60,894,970	77,751,333	77,751,333
Weighted average number of ADS used in computing diluted net income/(loss) per ADS	81,047,510	81,076,583	80,672,024	80,672,024	60,894,970	80,952,221	80,952,221

Reconciliations of Non-GAAP Results of Operations Measures to The Nearest Comparables GAAP Measures

(Amounts in thousands, except for number of shares and per share data)

	Three Months Ended September 30, 2011			Three Months Ended June 30, 2012			Three Months Ended September 30, 2012
	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	118,859	1,188	120,047	126,067	677	126,744	112,471	554	113,025
Gross margin	43.9%		44.3%	44.5%		44.7%	39.3%		39.5%
Income from operations	44,521	4,651	49,172	35,050	2,903	37,953	3,693	2,561	6,254
Operating margin	16.4%		18.2%	12.4%		13.4%	1.3%		2.2%
Net income attributable to PNM	56,838	4,651	61,489	35,022	2,903	37,925	11,542	2,561	14,103

Net margin	21.0%		22.7%	12.4%		13.4%	4.0%		4.9%
Net income attributable to ordinary shareholders	56,838	4,651	61,489	35,022	2,903	37,925	11,542	2,561	14,103

Net income per ADS—diluted	0.70		0.76	0.43		0.47	0.14		0.17
Weighted average number of ADS used in computing diluted net income per ADS	81,047,510		81,047,510	81,076,583		81,076,583	80,672,024		80,672,024

(1)	Non-GAAP adjustment is only to exclude share-based compensation expenses.

Details of cost of revenue is as follows:

	Three Months Ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue sharing fees	89,100	72,775	79,383	12,631
Content and operational costs	37,920	50,530	60,109	9,564
Bandwidth costs	9,489	16,739	20,175	3,210
Sales tax and surcharages	15,403	17,269	14,220	2,263

Total cost of revenue	151,912	157,313	173,887	27,668